NEWS RELEASE November 22, 2006 NR-06-33

ENERGY METALS ANNOUNCES KEY ADMINISTRATIVE AND
TECHNICAL APPOINTMENTS

Vancouver, British Columbia, November 22, 2006: Energy Metals Corporation (TSX:EMC) is pleased to announce the addition of key individuals to its administrative and technical staff.

Board Level Appointments

Mr. William M. Sheriff has accepted the position of Chairman of the Board of Energy Metals Corporation. Mr. William B. Harris has been appointed to the Company’s Board of Directors and has been named Chairman of the Audit Committee. Mr. James G. G. Watt has resigned as EMC’s Chairman and has been named as Chairman of EMC’s subsidiary Golden Predator Mines Inc. Mr. Watt will continue to serve on EMC’s Board of Directors. Mr. David M. Cole has resigned from EMC’s Board of Directors and has been appointed to the Board of Directors of Golden Predator Mines Inc. In addition, Mr. Cole has also accepted a position on EMC’s Technical Advisory Board. Mr. Joseph Harrington has also been appointed to the EMC Technical Advisory Board.

Administrative Staff Appointments

Mr. Gordon R. Peake has been promoted to Vice President of Lands for Energy Metals Corporation US and Mr. Larry McGonagle has accepted the position of General Manager for the Company’s 99%-owned South Texas Mining Venture (STMV)

Biographical Summaries

Mr. William M. Sheriff, Director and co-founder of Energy Metals Corporation, is considered to be one of the leading prospect developers in the Western United States having generated numerous exploration projects to many major mining companies including Newmont, Anglo, Uranerz, Atlas, Cordex, Homestake, FMC and others.

Mr. Sheriff began his career with Cyprus Minerals-AMOCO in 1980 working on molybdenum deposits in Montana. From 1981 to 1984 as Research Geologist for Amselco Exploration, he was responsible for prospect generation for the southwest USA. From 1985 to present, he was founder and president of Platoro West Incorporated, a minerals exploration firm specializing in project identification and acquisition throughout the western USA. Platoro West has exclusive access to proprietary databases from Union Carbide and US Smelting's worldwide exploration programs along with Uranium exploration databases from UV Industries, Ranchers Exploration and Hecla Mining. From 2002 until present, Mr. Sheriff has served as the President of Pacific Intermountain Gold Corporation (PIGCO), a private corporation owned by Seabridge Gold Corporation. PIGCO holds over 30 advanced gold exploration projects throughout Nevada. Mr. Sheriff received his BSc in Geology from Fort Lewis College in Durango, Colorado and conducted graduate studies at the University of Texas-El Paso in Mining Geology and Mineral Economics. Mr. Sheriff is also a director of Pan-Nevada Gold Corp (TSXV: PNV) and Eurasian Minerals Inc (TSXV:EMX).

Copyright © 2006 by Energy Metals Corporation. All rights reserved.

Mr. William B. Harris, B.A., M.B.A., has been appointed as Director and Chairman of the Audit Committee. Mr. Harris is a partner in Solo Management Group, LLC, an investment and management consulting partnership. He was previously President and CEO of Hoechst Fibers Worldwide, the global acetate and polyester business of Hoechst AG. Other positions within Hoechst and its subsidiaries included Chairman of the Board [Presidente del Consejo] of Celanese Mexicana SA, a publicly-traded company in Mexico; Vice President, Finance and Executive Vice President and Director of Celanese Canada Inc., a publicly-traded company in Canada, and Vice President and Treasurer and Chairman of the Audit Committee of Hoechst Celanese Corporation.

Mr. Harris is a graduate of Harvard College [B.A. in English] and Columbia University Graduate School of Business [M.B.A. in finance]. He is a Trustee of the Williamstown [MA] Theatre Festival.

Mr. James G.G. Watt, Mr. Watt has over 20 years' experience in banking and over 25 years with junior natural resource companies. Mr. Watt was a Senior Manager with the Bank of Montreal and is a "Fellow of the Institute of Canadian Bankers" as well as an "Associate of the Institute of Bankers in Scotland". Since the early 1980's, Mr. Watt has been an officer and/or director of several public natural resource companies and has been responsible for raising several millions of dollars for various mining projects. He was a founding director of Energy Metals Corporation.

Mr. David Cole was previously a director of Standard Uranium and is currently the President, CEO, and a director of Eurasia Minerals. Mr. Cole has over nineteen years of industry experience, coming to Eurasian Minerals from Newmont Mining Corporation. At Newmont, he held a number of management and senior geologic positions, gaining extensive global experience as a project, mine, and generative exploration geologist in Nevada, Southeast Asia, South America, Europe, and Central Asia. Mr. Cole's success as part of Newmont's exploration team includes contributions at the world class Carlin Trend, Yanacocha, and Minihasa mines. Subsequently, he established and managed Newmont's exploration programs in Turkey while also identifying early stage acquisition targets in Eastern Europe. Mr. Cole specializes in developing new exploration ideas and opportunities, based upon solid technical expertise coupled with a keen business sense. Mr. Cole is also a successful private investor with an avid interest in the markets. He studied under Dr. Tommy Thompson at Colorado State University, earning an M.S. in Geology.

Mr. Joseph Harrington has been appointed to the Company’s Technical Advisory Board. Mr Harrington graduated summa cum laude from the University of Idaho in 1996 with majors in chemistry and microbiology. He completed his Master's degree at the University of Idaho in 1998 in Metallurgical Engineering. He has published more than ten scholarly articles and eight patents issued in the United States, Canada and throughout the world.

Mr. Harrington is the inventor of patented processes for the restoration of groundwater contaminated by soluble metals liberated during mining, milling or other processing activities. He is a pioneer in the field of anaerobic treatment and stabilization of metals. Unique contributions of Mr. Harrington include in-situ encapsulation technologies whereby soluble toxic metals are encapsulated by more benign minerals within the groundwater aquifer or within other sources of contamination such as an open pit lake, tailings impoundment, heap leach pad or waste storage area. Other technologies developed by Mr. Harrington include gas-flooding and gas-tracer technologies for the reduction and prevention of acid rock drainage from underground mines and waste rock storage areas.

Projects where Mr. Harrington's technologies have been implemented have won numerous awards. A partial listing of these projects includes the Kennecott post-uranium-mining open pit

Copyright © 2006 by Energy Metals Corporation. All rights reserved.

lake in the Great Basin of Wyoming, where Mr. Harrington implemented treatment technologies that achieved compliance with soluble metals reclamation standards. The State of Wyoming presented Kennecott with an award for outstanding excellence in reclamation due, in part, to technology implemented by Mr. Harrington. Another open pit lake containing strongly acidic heavy-metal polluted waters at the abandoned Gilt Edge Mine Superfund Site was treated by Mr. Harrington, and this project received the American Academy of Environmental Engineering Excellence in Environmental Engineering honor award. Awards for these technologies have been presented to Mr. Harrington's mining clients in Idaho, Washington, Oregon, Montana, South Dakota, Colorado, California and Nevada.

Mr. Gordon R. Peake has a B.Sc. in Business Management, is a Certified Professional Landman, and is a member of the American Association of Professional Landmen. He has over 38 years’ experience in the minerals business with such firms as Amax, Getty Minerals, Homestake, Texasgulf and Barrick. His responsibilities have included Joint Venture negotiations, property acquisition and administration, title review and claim staking. Mr. Peake has worked in the U.S., Canada, Guyana, and Israel.

Mr. Larry McGonagle has been appointed General Manager of the Company’s 99%-owned South Texas Mining Venture in Corpus Christi, Texas, with responsibility for development and operation of the La Palangana wellfield operations and the Hobson Uranium ISR Processing Facility. Mr. McGonagle graduated from the University of Texas, with a BA in Chemistry and an MA in Analytical Chemistry. He began his career with the Texas Bureau of Economic Geology.

In 1977, Mr. McGonagle joined Intercontinental Energy Corporation’s Pawnee and Zamzow uranium in-situ recovery (ISR) operations and later was employed as Radiation Safety Officer at U.S. Steel’s ISR facilities in George West, Texas. In 1980, he joined Fisher, Harden and Fisher, a consulting partnership in Corpus Christi, Texas. There he managed Regulatory Compliance analyses, Environmental Permitting, feasibility studies, and ore evaluations for various ISR projects. He joined Everest Exploration Inc. in 1983 as Radiation Safety Officer and was promoted to Environmental Manager. In this capacity he was an instrumental part of the team that successfully permitted the Highland Uranium Project (HUP) in Converse County, Wyoming. After HUP was sold, Mr. McGonagle was promoted to Sr. Vice President of Everest Exploration Inc. with responsibility for the operation and reclamation of Everest’s mining operations in Texas. In 1992, he joined Power Resources, Inc. (PRI) as Business Development Manager and in 1994 was promoted to General Manager of Uranium Operations with responsibility for operation of the Highland Uranium Project. Mr. McGonagle brings thirty years of experience in regulatory affairs, radiation safety, and operation of ISR facilities to the EMC team.

Energy Metals Corporation

Energy Metals Corporation is a TSX-listed Canadian company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. Energy Metals has extensive advanced property holdings in Wyoming, Texas and New Mexico that are amenable to ISR (in-situ recovery) along with one of the industry’s leading and most experienced ISR technical teams led by Dr. Dennis Stover. This in-situ form of uranium mining was pioneered in Texas and Wyoming and utilizes oxygenated groundwater to dissolve the uranium in place and pump it to the surface through water wells. Energy Metals is currently developing the La Palangana uranium deposit and upgrading the Hobson Uranium Processing Plant in Texas for an anticipated 2008 production date. Energy Metals is also actively advancing other significant uranium properties in the States of Colorado, Utah, Nevada, Oregon and Arizona.

Copyright © 2006 by Energy Metals Corporation. All rights reserved.

For further information, please contact:

Energy Metals Corporation

Paul Matysek, CEO and President: (604) 684-9007

Bill Sheriff, Chairman: (972) 333-2214

Information Regarding Forward-Looking Statements: Except for historical information contained herein, the statements in this Press Release are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Energy Metals’ actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things: volatility of natural resource prices; product demand; market competition and risks inherent in the company’s operations. These and other risks are described in the Company’s public filings with Canadian Securities Regulators available at www.sedar.com and with the Securities and Exchange Commission available at www.sec.com.

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Copyright © 2006 by Energy Metals Corporation. All rights reserved.